SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Cost Plus, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

221485105

(CUSIP Number)

David A. Knight

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 208242107

(1)	Names of reporting persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,668,417
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,668,417
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,668,417
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.9
(14)	Type of reporting person (see instructions) OO

CUSIP No. 221485105

(1)	Names of reporting persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,668,417*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,668,417*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,668,417*
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.9*
(14)	Type of reporting person (see instructions) IN

*	Represents shares beneficially owned by Stephens Investments Holdings LLC, of which Mr. Stephens is President.

CUSIP No. 221485105

Introductory Statement

This Amendment No. 4 to Schedule 13D amends the Initial Report filed by the reporting persons on October 10, 2008, as previously amended by Amendment No. 1 thereto, filed on October 27, 2008, Amendment No. 2 thereto, filed on December 5, 2008, and Amendment No. 3 thereto, filed on January 7, 2009 (collectively, the “Prior Filings”), relating to the common stock, par value $.01 per share (“Common Stock”), of Cost Plus, Inc., a California corporation (the “Company”). This Amendment No. 4 is being filed to report the entry into a Support and Tender Agreement dated as of May 8, 2012 (the “SIH Support Agreement”) by and among Bed Bath & Beyond Inc. (“BBBY”), Blue Coral Acquisition Corp. (“Merger Sub”) and Stephens Investments Holdings LLC (“SIH”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings which, together with this Amendment No. 4, are referred to herein as the “Statement”. Except as set forth below, there are no changes to the Prior Filings.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended by adding the following:

Since the filing of Amendment No. 3 to Schedule 13D, SIH has purchased on the open market an aggregate of 162,779 shares of Common Stock at an aggregate purchase price of $116,666.05. The source of the funds used by SIH to purchase such shares is working capital of SIH.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended by adding the following:

On May 9, 2012, the Company and BBBY announced the entry into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, BBBY, and Merger Sub. According to public filings by the Company and BBBY, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) within 15 business days of the execution of the Merger Agreement to acquire all of the outstanding shares of Common Stock of the Company at a purchase price of $22.00 per share, without interest, net to the holder in cash (the “Offer Price”), subject to any required withholding of taxes; and as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) and the Company will become a wholly-owned subsidiary of BBBY. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Form 8-K filed by the Company on May 10, 2012, including the text of the Merger Agreement, which is filed as Exhibit 2.1 to such Form 8-K and is incorporated herein by reference.

Pursuant to the SIH Support Agreement, SIH has agreed to tender its 2,668,417 shares of the Common Stock, representing approximately 11.9% of the outstanding shares of the Common Stock, in the Offer upon the terms and subject to the conditions of the SIH Support Agreement and, if requested by BBBY, to vote in favor of the Merger, upon the terms and subject to the conditions of such agreement. The SIH Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. The foregoing description of the SIH Support Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the SIH Support Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 221485105

Except as noted herein and in the Prior Filings, and as provided in the SIH Support Agreement, the reporting persons, at this time, do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving the Company or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are hereby amended and restated as follows:

(a, b) SIH beneficially owns 2,668,417 shares of Common Stock, which represents approximately 11.9% of the outstanding Common Stock.1 SIH has the sole power to vote and to dispose of all such shares. Because Warren A. Stephens may be deemed to control SIH, Mr. Stephens may be deemed to beneficially own, and to have the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of all of the Common Stock beneficially owned by SIH. Douglas H. Martin, Executive Vice President of SIH, may be deemed to beneficially own 47,800 shares of the Common Stock, representing approximately 0.2% of the outstanding Common Stock. Mr. Martin has sole voting power and sole dispositive power over 45,800 of such shares, and shared voting power and shared dispositive power over 2,000 of such shares. Mr. Martin disclaims beneficial ownership of any shares owned by the reporting persons and disclaims membership in a group with the reporting persons.

(c) The following table lists all transactions in the Common Stock effected during the past sixty days by SIH. All such transactions were effected in the open market.

Shares of Common Stock Sold	Weighted Average Price Per Share	Date of Sale
80,231	$17.886	3/27/2012
49,769	$17.7201	3/28/2012
20,000	$17.629	3/29/2012
50,000	$17.8291	3/30/2012

Except as disclosed above, none of the reporting persons or any other persons identified in Item 2 of the Statement have effected any transactions in the Common Stock during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth above in Item 3 is incorporated by reference in response to this Item 6.

Except as described herein and in the Prior Filings, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Agreement to File Joint Schedule 13D

2.	SIH Support Agreement

[1]

All calculations of percentage ownership in this Schedule 13D Amendment No. 4 are based on 22,490,362 shares of Common Stock reported by the Company as outstanding as of April 6, 2012, as reported in the Annual Report on Form 10-K filed by the Company with the SEC on April 10, 2012.

CUSIP No. 221485105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2012

Date

Stephens Investments Holdings LLC

By:	/s/ David A. Knight
David A. Knight Sr. Vice President

Warren A. Stephens

By:	/s/ David A. Knight
David A. Knight
Attorney in fact for Warren A. Stephens